1251 Avenue of the Americas
20th Floor
New York, New York 10020

May 27, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

RE:	Biofrontera Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Biofrontera Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the public offering by a certain stockholder of shares of the Company’s common stock acquired in a private placement. The Registration Statement includes unsold securities that were registered for resale by the same selling stockholder on a registration statement on Form S-1 (File No. 333-261812) (the “Prior Resale Registration Statement”). Once the Registration Statement is declared effective, the Company will file a post-effective amendment to terminate the Prior Resale Registration Statement.

The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the undersigned by phone at (212) 548-2122 or via e-mail at solder@mcguirewoods.com or Andrew J. Terjesen by phone at (704) 343-2024 or via email at aterjesen@mcguirewoods.com.

Very truly yours,

/s/ Stephen E. Older
Stephen E. Older, Esq.

cc:	Erica L. Monaco, Chief Executive Officer (Biofrontera Inc.)
Andrew J. Terjesen, Esq. (McGuireWoods, LLP)

McGuireWoods LLP | www.mcguirewoods.com

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